July 26, 2019

Graeme Pitkethly
Chief Financial Officer
Unilever N.V.
Weena 455, 3013 AL
Rotterdam, The Netherlands

       Re: Unilever N.V.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 11, 2019
           File No. 1-4547

Dear Mr. Pitkethly:

       We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

        If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

2. Segment Information, page 82

1. We have read your response to comment 2 in our letter dated June 7, 2019. Given the breadth of your product offerings, it appears that there are groups of similar products underlying your operating segments for which sales trends may be useful in assessing both past performance and prospects for growth. Those trends can be compared to benchmarks such as industry statistics or information reported by competitors. Please therefore reconsider the disclosure requirements of IFRS 8.32 and your conclusion that detailing revenue by product line would not be helpful. Refer to paragraph 103 of IFRS 8 BC.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you
have any questions.
 Graeme Pitkethly
Unilever N.V.
July 26, 2019
Page 2




                                     Sincerely,
FirstName LastNameGraeme Pitkethly
                                     Division of Corporation Finance
Comapany NameUnilever N.V.
                                     Office of Manufacturing and
July 26, 2019 Page 2                 Construction
FirstName LastName